GREAT QUEST METALS LTD.

082-03116

07028544

SEC MAIL PROCESSING
RECEIVED
DEC 06 2007
WASH, D.C.
186

November 29, 2007

Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street NW
Mail Stop 3-7
Washington, DC
USA, 20549

SUPPL

To Whom It May Concern:

RE: Great Quest Metals Ltd. (the "Company")
Third Quarter Report

Enclosed please find one copy of the Company's Form 51-102F1 with the Third Quarter Report and financial statements for the nine months ended September 30, 2007.

Please be advised, that in accordance with National Instrument 51-102, the Third Quarter Report was mailed to shareholders on November 29, 2007.

Yours truly,

PROCESSED
DEC 12 2007
THOMSON
FINANCIAL

GREAT QUEST METALS LTD.

J. Nestoruk

Jennifer Nestoruk
Corporate Secretary

/jn
enclosure

Suite 515, 475 Howe Street, Vancouver, BC V6C 2B3 Tel: 604-689-2882 Fax: 604-684-5854
Website: www.greatquest.com Email: info@greatquest.com

GREAT QUEST METALS LTD.

Third Quarter Report to Shareholders - For the Nine Months Ended September 30, 2007
(BC Form 51-102F1, Schedule C: Management Discussion and Analysis)

Dear Shareholders:

Introduction

During the Third Quarter of the Company's fiscal year 2007, Great Quest completed a drill program on the Kenieba gold concession in Mali, West Africa and prepared to drill the copper-gold-molybdenum Taseko property in British Columbia, Canada. The drill program on the Taseko property commenced subsequent to the Third Quarter. The focus of drilling is the copper-gold Empress deposit and the copper-gold-molybdenum Granite Creek zone.

During the Third Quarter, Great Quest completed two private placements for a total of $939,500 in flow-through funds and $149,750 in non-flow-through funds.

Taseko Property, BC

Great Quest applied to the Ministry of BC Energy, Mines and Petroleum Resources (MEMPR) for a permit to drill on the Taseko property on July 11, 2007, but did not receive the permit until November 8, 2007. As part of the permit process, the Tsilhqot'in National Government advised the MEMPR that it will not oppose drilling on the property in 2007 or 2008.

In 1991, a pre-feasibility study on the Empress deposit by James Askew and Associates, Inc., Mining, Geological and Geochemical Engineers estimated in situ resources of 11,078,000 tons of 0.61% copper and 0.023 ounces per ton gold, at a cut-off grade of 0.40% copper using prices of $1.00 per pound copper and $400 per ounce gold. The study was commissioned by ASARCO Incorporated, Great Quest's joint partner at the time. As that study predates NI 43-101, it must be declared that the potential quantity and grade is conceptual in nature; there has been insufficient exploration to define a mineral resource; and it is uncertain that further exploration will result in the target being delineated as a mineral resource.

Due to the delay in receiving the permit and to the lateness of the season, the Company revised the original 1,600 metre drill program to two areas. The first is the copper-gold-molybdenum mineralization in the Granite Creek area north of the Empress deposit where the objective is to further define molybdenum and copper-gold mineralization intersected in 1991. In 1991, Hole 91-43, 191 metres north of the Empress, intersected 3 zones totalling 20 metres of 0.020% molybdenum, within a 100 metre interval. Hole 91-49, 57 metres northwest of 91-43, intersected 133 metres of 0.029% Mo followed by 89 metres of 0.23% copper and 0.007 ounces per ton gold. The intersection in Holes 91-43 and 91-49 indicate that the molybdenite mineralization is increasing to the north. To test the trend, drilling is taking place north, northwest and northeast of Hole 91-49. In addition, the Company will be drilling one hole within a 730 metre long, east-west, magnetic anomaly situated just north of the above three holes to determine the source of the anomaly. It could be a basic dyke or quartz-magnetite alteration similar to that found in the Lower North zone where higher grade copper-gold mineralization occurs.

Great Quest also plans to drill in the Empress area to test for extensions to the deposit, in particular the Lower North zone. Hole 90-17, drilled in 1990, intersected 54.9 metres from 143.9 to 198.8 of 1.43% copper and 0.053 ounces per ton gold in the Lower North zone. Two holes in the 2007 program will be north and northwest of Hole 90-17. All sample analyses were completed by Vangeochem Laboratories. Some of the 1990 sample results were cross-checked by Acme Analytical Laboratories Ltd.

Kenieba Concession, Mali

The majority of this year's, 5,712 metre, diamond drill program on the Kenieba concession was focused on the Djambaye 2 gold zone, which has now been drilled over a length of 2,060 metres with the deepest intersection of the zone at 160 metres. The pattern of drilling consists of cross-sections every 100 metres.

Kenieba Concession, Mali (continued)

In the autumn of 2006, a preliminary 43-101 mineral resource study on the Djambaye 2 gold zone was conducted by Carl Verley, P, Geo. This study, focused mainly on vein structures over a length of 1,100 metres and to a depth of 100 metres along the zone, defined an inferred mineral resource of 928,787 tons of 4.48 grams per ton gold or 133,882 ounces of gold. No estimate was made of lower grade, bulk-mineable resources. An update to Mr. Verley's mineral resource study on the Djambaye 2 gold zone, incorporating the 2007 results, is expected this year.

Bourdala Concessions, Mali

Mineralization in the TD concession, within the Bourdala concessions, consists of gold in metasediments along a 40 metre wide, north-south, diorite dyke with substantial orpaillage (pits hand-dug by the local miners) on either side. The Company dug and sampled an east-west trench across the area. There is a 30 metre zone of gold mineralization west of the dyke. Only 19 metres of the 30 metre length of the trench was sampled because of the fact that, within the trench 2 deep pits occur, each over 5.00 metres wide, where no samples could be taken. The 19 metres averaged 245 ppb gold. One 2002 drill hole, 02 TD, intersected 5.5 metres of 2.91 grams per tonne gold from 12.1 to 17.6 and from 62.8 to 69.8 and a further 7.00 metres of 4.34 grams per tonne gold under the west pit within the trench. Sample results from pits and soil samples indicate that the gold mineralization along the west side of the dyke could extend for 1,000 metres.

Current and Future Programs

The Company will finish a 1,600 metre drilling program on its Taseko property in British Columbia this year. A 7,000+ metre program is planned for 2008 to continue to expand the Empress mineral resource, follow-up on results of the 2007 program in the Granite Creek area and to begin to test the 2,400 metre area of copper soil anomalies extending west of the Buzzer zone.

In Mali, the Company plans to test for near surface gold mineralization using Rotary Air Blast (RAB) drilling on the Soumala and TD concessions within its Bourdala concessions.

The Exploration Team

Planning for and supervision of the Malian projects is carried out by Mamadou Keita, M.Sc. Geo., Willis W. Osborne, M.Sc. Geo., and Carl Verley, P. Geo. Planning for and supervision of the Taseko project is carried out by Ellen MacNeill, P. Geo. and Willis W. Osborne, M.Sc. Geo. Mr. Verley and Ms. MacNeill are the Independent Qualified Persons under National Instrument 43-101.

Overview of Performance

During the Third Quarter, the Company's assets increased by $1,413,590 to $5,785,218. This is mainly due to $1,089,250 in cash being received on the issuance of shares and the increase in trade payables to fund exploration costs. The Company's working capital increased by $412,872 from a working capital of $119,254 at the end of the Second Quarter to $532,126 at the end of the Third Quarter. This is mainly due to the issuance of shares, mentioned previously, and a $475,850 increase in accounts payable. The large increase in accounts payable is mainly the result of incurring $450,000 in drilling expenses which is payable to the PDRM, a division of the Ministry of Mines of Mali. During the Third Quarter, the Company spent $549,796 on exploration costs, and paid $4,393 towards mineral concessions, options and contracts.

Results of Operations

The Company's operations consist of the exploration and development of mineral concessions in Mali and Canada and the maintenance of a head office in Canada and an operations office in Mali.

Results of Operations (continued)

The net income for the Third Quarter was $212,406 or $0.011 per share compared to a net loss of $98,736 or $0.005 per share. This represents an increase in net income of $311,142 in the Third Quarter. The increase is due to a $320,370 future income tax recovery in the Quarter resulting from the renouncing of monies under the flow through share offerings completed during the Third Quarter.

The Company's accounting policy requires that it record a reduction in Share Capital for the tax effect of expenditures renounced and, if available, record a recovery in recognition of previously unrecorded future income tax assets. It is important to note that the Company does not have income from operations. If the effect of the future income tax recovery is discounted, the net loss for the Third Quarter of fiscal 2007 would be $9,228 greater than the net loss for the Third Quarter of fiscal 2006.

Highlights from operations are as follows: Investor relations decreased by $10,250; Management fees increased by $9,400; and securities and brokerage fees increased by $6,418. Investor relations decreased because of the termination of the investor relations agreement with Ascenta Capital Partners Inc. prior to the Third Quarter. Management fees increased with the addition of Victor Jones, CFO in the current year and a $1,200 per month increase in management fees to the President as of July 1, 2007. Securities and brokerage fees increased due to the two private placements completed during the Third Quarter of 2007.

Liquidity and Capital Resources

During the Third Quarter, the Company completed a flow-through financing of 450,000 units at $0.75 per unit for total proceeds of $337,500 with the Cordilleran I 2007 Partnership and five individuals. Each unit consists of one flow-through share and one half of a transferable share purchase warrant. Each full warrant entitles the holder to purchase one additional common share of the Company's capital stock at a price of $0.80 until July 20, 2008. The warrants attached to these units are subject to an early expiration provision. At any time after the date of closing, should the common shares of the Company trade on the TSX Venture Exchange (TSX-V) at or above a weighted average trading price of $1.00 per share for 10 consecutive days, the Company may give notice to the holders of the warrants via a news release that the warrants will expire 30 days from the date of providing such notice. The four-month hold period on the shares expired on November 21, 2007.

Also during the Third Quarter, the Company completed non-brokered private placement with the MineralFields Group of 860,000 flow-through units at $0.70 per unit for proceeds of $602,000 and 230,385 non flow-through units at $0.65 per unit for proceeds of $149,750. Each unit consists of one share and one half of a non flow-through share purchase warrant for a total of 545,192 warrants. Each full warrant entitles the holder to purchase one additional share in the Company's capital stock at $0.80 per share until August 14, 2008. All shares issued under this private placement are subject to a four-month hold period until December 14, 2007. A finder's fee of $30,070, 43,615 common shares and 87,230 one-year share purchase warrants was paid. Each finder's warrant entitles the holder to purchase one share of the Company's capital stock at $0.75 per share until August 14, 2008. The warrants attached to these placements are all subject to an early expiration provision such that at any time after the date of closing, should the common shares of the Company trade on the TSX-V at or above a weighted average trading price of $1.00 per share for 10 consecutive days, the Company may give notice to the holders of the warrants via a news release that the warrants will expire 30 days from the date of providing such notice.

Liquidity and Capital Resources (continued)

The $939,500 in flow-through financing takes advantage of the "open" flow-through provisions in BC to fund immediate work on the Company's Taseko copper-gold-molybdenum project. As a result, the $939,500 can only be spent on the Company's Taseko project or another eligible BC property. As at September 30, 2007, $935,000 of the flow-through funds were invested in secure term deposits.

Summary of Quarterly Results

Selected consolidated financial information for the last 12 quarters is as follows:

Quarter	Revenue	Net income (loss)	Net earnings (loss) per share
2007 3rd Q	$ 5,682	$ 212,406	$ 0.010
2007 2nd Q	$ 1,862	$ (513,921)	$ (0.025)
2007 1st Q	$ 526	$ (131,427)	$ (0.007)
2006 4th Q	$ 1,874	$ (88,934)	$ (0.005)
2006 3rd Q	$ 2,625	$ (98,736)	$ (0.005)
2006 2nd Q	$ 2,562	$ (311,681)	$ (0.017)
2006 1st Q	$ 161	$ (55,418)	$ (0.003)
2005 4th Q	$ 888	$ (110,126)	$ (0.007)
2005 3rd Q	$ 52	$ (30,716)	$ (0.002)
2005 2nd Q	$ 139	$ (53,676)	$ (0.003)
2005 1st Q	$ 58	$ (70,501)	$ (0.005)
2004 4th Q	$ 36	$ (881,531)	$ (0.058)

Related Party Transactions

During the Third Quarter of fiscal year 2007, the Company paid management fees totalling $9,900 (2006 - $6,000) to a company wholly owned by Willis W. Osborne, Director. Management fees totalling $8,250 (2006 - $Nil) were also paid to a company wholly owned by Victor Jones, Director. Geological fees totalling $5,872 (2006 - $7,720) were paid to Mamadou Keita, Director and senior geologist in Mali and accounting fees totalling $1,221 (2006 - $787) and consulting fees totaling $3,216 (2006 - $2,950) were paid to the Secretary of the Company.

Disclosure Controls Procedures and Internal Control over Financial Reporting

Disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is gathered and reported to senior management, which includes the Company's Chief Executive Officer and Chief Financial Officer, on a timely basis so that appropriate decisions can be made regarding public disclosure. The Chief Executive Officer and Chief Financial Officer evaluated the effectiveness of the Company's disclosure controls and procedures as defined in *Multilateral Instrument 52-109, Certification of Disclosure in Issuers' Annual and Interim Filings*, of the Canadian Securities Administrators and concluded that such disclosure controls and procedures are effective. Senior management, including the Chief Executive Officer and Chief Financial Officer, are responsible for establishing and maintaining the Company's internal controls over financial reporting in accordance with *Multilateral Instrument 52-109*. The Company continuously evaluates its internal practices in Canada and Mali. There have been no changes in the Company's internal control over financial reporting that occurred during the Company's most recent interim period that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

Investor Relations

George Butterworth is the Company's investor relations representative. Mr. Butterworth liaises with the investment community and communicates with investors and shareholders about Great Quest's projects and progress. Information on the Company can be viewed online at www.greatquest.com; and on SEDAR at www.sedar.com.

DATED: November 28, 2007

ON BEHALF OF THE BOARD OF DIRETORS OF GREAT QUEST METALS LTD.

"Willis W. Osborne"

Willis W. Osborne
President & Director

GREAT QUEST METALS LTD.

QUARTERLY REPORT
SEPTEMBER 30, 2007

NOTICE OF NO AUDITOR REVIEW OF INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Under National Instrument 51-102, Part 4, subsection 4.3(3)(a), if an auditor has not performed a review of the interim consolidated financial statements, they must be accompanied by a notice indicating that the consolidated financial statements have not been reviewed by an auditor.

The accompanying unaudited interim consolidated financial statements of the Company have been prepared by and are the responsibility of the Company's management.

The Company's independent auditor has not performed a review of these consolidated financial statements in accordance with standards established by the Canadian Institute of Chartered Accountants for a review of interim consolidated financial statements by an entity's auditor.

SCHEDULE A: FINANCIAL STATEMENTS

1. Consolidated Balance Sheets
2. Consolidated Statement of Operations and Deficit
3. Consolidated Statement of Cash Flows
4. Notes to Consolidated Financial Statements

Schedule A: Financial Information

GREAT QUEST METALS LTD.

Vancouver, Canada

Consolidated Financial Statements

(Unaudited – Prepared By Management)

September 30, 2007 and 2006

GREAT QUEST METALS LTD.
CONSOLIDATED BALANCE SHEETS
SEPTEMBER 30, 2007
(With comparative audited figures for December 31, 2006)

	September 30, 2007 (unaudited)	December 31, 2006 (audited)
ASSETS		
Current Assets		
Cash	$ 94,622	$ 37,835
Term deposit	935,000	-
Accrued interest receivable	3,894	-
Goods and services tax recoverable	6,933	2,626
Prepaid expenses	9,011	4,834
	1,049,460	45,295
Due from related parties	31,518	36,265
Automobile, equipment and furniture (Note 2)	9,275	11,968
Mineral properties, including deferred costs (Note 3)	4,686,551	3,535,591
Deposits	8,414	8,414
	$ 5,785,218	$ 3,637,533
LIABILITIES		
Current Liabilities		
Accounts payable and accrued liabilities (Note 6a)	$ 484,522	$ 86,570
Due to related parties	32,812	22,835
	517,334	109,405
SHARE CAPITAL AND DEFICIT		
Share capital (Note 4)	8,774,066	7,130,161
Contributed surplus (Note 5)	971,525	467,842
Deficit	(4,477,707)	(4,069,875)
	5,267,884	3,528,128
	$ 5,785,218	$ 3,637,533

Approved by the Directors:

"Willis W. Osborne"
Director

"Victor J.E. Jones"
Director

"Prepared by Management without Audit"
The accompanying notes are an integral part of these financial statements.

GREAT QUEST METALS LTD.
CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
FOR THE PERIODS ENDED SEPTEMBER 30, 2007 AND SEPTEMBER 30, 2006

	3 Months ended		9 Months ended	
	SEPT 30, 2007	SEPT 30, 2006	SEPT 30, 2007	SEPT 30, 2006
ADMINISTRATION COSTS:				
Accounting and audit	$ 5,678	$ 6,459	$ 30,386	$ 16,918
Amortization	138	197	414	394
Bank charges	283	122	990	364
Consulting	3,216	2,950	10,868	7,300
Investor relations	8,500	18,750	41,500	23,800
Legal	1,687	1,713	11,254	4,772
Management fees	15,400	6,000	34,650	12,000
Office and general	13,554	8,776	40,712	15,170
Promotion, travel and shareholder relations	13,735	17,279	57,645	25,215
Rent	4,866	3,635	14,598	8,159
Securities and brokerage fees	8,198	1,780	31,742	21,594
Stock-based compensation	36,773	32,673	454,938	228,710
Telephone and communication	1,618	1,027	6,575	5,426
	113,646	101,361	736,272	369,822
Interest income	(5,682)	(2,625)	(8,070)	(2,723)
(INCOME) LOSS FOR THE PERIOD BEFORE TAXES	107,964	98,736	728,202	367,099
INCOME TAXES				
Future income tax (Note 4)	(320,370)	-	(320,370)	-
NET (INCOME) LOSS FOR THE PERIOD AFTER TAXES	(212,406)	98,736	407,832	367,099
DEFICIT AT BEGINNING OF PERIOD	4,690,113	3,882,205	4,069,875	3,515,106
DEFICIT AT END OF PERIOD	$ 4,477,707	$ 3,980,941	$ 4,477,707	$ 3,882,205
Basic and diluted earnings (loss) per share	$ 0.010	$ (0.005)	$ (0.020)	$ (0.021)
Weighted average common shares outstanding	20,574,396	18,576,564	21,119,906	17,576,730

"Prepared by Management without Audit"
The accompanying notes are an integral part of these financial statements.

GREAT QUEST METALS LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE PERIODS ENDED SEPTEMBER 30, 2007 AND SEPTEMBER 30, 2006

	3 Months ended		9 Months ended	
	SEPT 30, 2007	SEPT 30, 2006	SEPT 30, 2007	SEPT 30, 2006
OPERATING ACTIVITIES:				
Net income (loss) for the period	$ 212,406	$ (98,736)	$ (407,832)	$ (465,835)
Adjustments:				
Amortization	138	197	414	591
Stock-based compensation	36,773	32,673	454,938	261,383
Future income taxes (Note 4)	(320,370)	-	(320,370)	-
	(71,053)	(65,866)	(272,850)	(203,861)
Change in non-cash working capital items:				
Accrued interest receivable	(3,894)	-	(3,894)	-
Goods and services tax recoverable	(911)	2,981	(4,307)	(1,018)
Prepaid expenses	(4,437)	2,021	4,177	618
Accounts payable and accrued liabilities	475,850	11,386	397,952	(28,951)
Due to related parties	9,705	-	9,977	(85,836)
	405,260	(46,752)	122,701	(324,518)
FINANCING ACTIVITIES:				
Issue of share capital for cash	1,089,250	55,100	2,122,563	1,327,215
Share issue costs	(87,182)	-	(109,544)	-
	1,002,068	55,100	2,013,019	1,327,215
INVESTING ACTIVITIES:				
Acquisition of term deposit	(935,000)	-	(935,000)	-
Due from related parties	36,046	2,726	4,747	(4,234)
Acquisition costs of mineral properties	(4,393)	(13,313)	(77,561)	(156,779)
Acquisition costs of automobile, equipment and furniture	-	-	-	(7,145)
Deferred exploration and development costs, net of amortization	(549,796)	(54,794)	(1,071,119)	(589,151)
	(1,453,143)	(68,107)	(2,078,933)	(753,075)
INCREASE (DECREASE) IN CASH	(45,815)	(59,759)	56,787	249,622
CASH (BANK INDEBTEDNESS) AT BEGINNING OF PERIOD	140,437	307,590	37,835	(1,791)
CASH AT END OF PERIOD	$ 94,622	$ 247,831	$ 94,622	$ 247,831

Supplemental cash flow information (Note 8)

"Prepared by Management without Audit"
The accompanying notes are an integral part of these financial statements.

GREAT QUEST METALS LTD.
CONSOLIDATED STATEMENTS OF DEFERRED EXPLORATION COSTS
FOR THE PERIODS ENDED SEPTEMBER 30, 2007 AND SEPTEMBER 30, 2006

	Mali	Canada	2007 Total	2006 Total
EXPLORATION COSTS:				
Amortization	$ 2,279	$ -	$ 2,279	$ 4,059
Drilling, reclamation and assays	1,005,602	-	1,005,602	500,632
Exploration surveys	24,580	26,562	51,142	80,204
Office, consulting and travel	3,142	-	3,142	8,336
Total costs incurred during the period	1,035,603	26,562	1,062,165	593,231
Balance, beginning of period	2,351,858	-	2,351,858	1,520,679
Balance, end of period	$ 3,387,461	$ 26,562	$ 3,414,023	$ 2,113,910

"Prepared by Management without Audit"
The accompanying notes are an integral part of these financial statements.

1. INTERIM CONSOLIDATED FINANCIAL STATEMENTS

While the interim consolidated financial statements are prepared by management without audit, they are prepared using the same accounting policies and methods of application as the Company's annual December 31, 2006 audited consolidated financial statements. It is suggested that these consolidated financial statements be read in conjunction with the Company's annual December 31, 2006 audited consolidated financial statements.

2. AUTOMOBILE, EQUIPMENT AND FURNITURE

	September 30, 2007			December 31, 2006
	Cost	Accumulated Amortization	Net Book Value	Net Book Value
Automobile	$ 41,769	$ 37,492	$ 4,277	$ 5,518
Equipment	18,924	14,094	4,830	6,233
Furniture	2,347	2,179	168	217
	$ 63,040	$ 53,765	$ 9,275	$ 11,968

3. MINERAL PROPERTIES

	September 30, 2007			
	Acquisition Costs	Deferred Exploration Costs	Write-off of Capitalized Costs	Total
a. Mali Properties	$ 1,272,527	$ 3,387,461	$ -	$ 4,659,988
b. Taseko Property	1	26,562	-	26,563
	$ 1,272,528	$ 3,414,023	$ -	$ 4,686,551

	December 31, 2006			
	Acquisition Costs	Deferred Exploration Costs	Write-off of Capitalized Costs	Total
a. Mali Properties	$ 1,194,966	$ 2,351,858	$ (11,234)	$ 3,535,590
b. Taseko Property	1	-	-	1
	$ 1,194,967	$ 2,351,858	$ (11,234)	$ 3,535,591

Bourdala Concessions

During the current period, the Company paid 2,000,000 FCFA (CDN$4,393) to the owners.

4. SHARE CAPITAL

The authorized share capital of the Company is unlimited shares without par value.
The Company has issued shares of its capital stock as follows:

	September 30, 2007		December 31, 2006	
	Number of Shares	Amount $	Number of Shares	Amount $
Balance, beginning of period/year	18,834,147	$7,130,161	16,341,897	$5,751,036
Issued during the period/year for:				
Cash	3,280,634	2,122,563	2,492,250	1,375,497
Agents commission	43,615	22,680	-	-
Share issue costs				
cash	-	(82,432)	-	-
agents units/warrants	-	(48,744)	-	-
shares	-	(22,680)	-	-
legal fees	-	(27,112)	-	-
future income tax on flow-through shares	-	(320,370)	-	-
Reallocation on agent warrants/stock options exercised	-	-	-	3,628
Balance, end of period/year	22,158,396	$8,774,066	18,834,147	$7,130,161

As a result of renouncing monies under the flow through share offerings, completed during the third quarter of fiscal 2007, a change occurred in the amount of unrecorded future income taxes. The Company's accounting policy requires that it record a reduction in Share Capital for the tax effect of expenditures renounced and if available, record a recovery in recognition of previously unrecorded future income tax assets. It is important to note that the Company does not have income from operations.

Transactions for the Issue of Share Capital
During the quarter ended September 30, 2007:

a. The Company completed a flow-through financing of 450,000 units at $0.75 per unit for total proceeds of $337,500 with the Cordilleran I 2007 Partnership and five other investors, announced July 9, 2007. Each unit consists of one *flow-through share and one half of a transferable share purchase warrant*. Each full warrant entitles the holder to purchase one additional common share of the Company's capital stock at a price of $0.80 until July 20, 2008. The four-month hold period on the shares will expire on November 21, 2007. A finder's fee of $30,000 and agent's fee of 40,000 transferable agent's warrants with a fair value of $6,972 was paid. Each agent's warrant is exercisable to acquire one share at a price of $0.75 per share on or before July 20, 2008. The warrants attached to these units are all subject to an early expiration provision such that at any time after the date of closing, should the common shares of the Company trade on the TSX Venture Exchange at or above a weighted average trading price of $ 1.00 per share for 10 consecutive days, the Company may give notice to the holders of the warrants via a news release that the warrants will expire 30 days from the date of providing such notice.

4. SHARE CAPITAL (Continued)

Transactions for the Issue of Share Capital
During the quarter ended September 30, 2007 (Continued):

b. The Company completed a non-brokered private placement with the MineralFields Group of 860,000 flow-through units at $0.70 per unit for proceeds of $602,000 and 230,385 non flow-through units at $0.65 per unit for proceeds of $149,750. Each unit consists of one share and one half of a non flow-through share purchase warrant for a total of 545,192 warrants. Each full warrant entitles the holder to purchase one additional share in the Company's capital stock at $0.80 per share until August 14, 2008. All shares issued under this private placement are subject to a four month hold period until December 14, 2007. A finder's fee comprised of $30,070, 43,615 common shares with a fair value of $22,680 and 87,230 one year share purchase warrants with a fair value of $13,820 was paid. Each finder's warrant entitles the holder to purchase one share of the Company's capital stock at $0.80 per share until August 14, 2008. These warrants will be exercisable at the prices of the shares in the units, respectively, for a period of one year from closing.

Stock Options

A summary of the status of the Company's stock option plan as of September 30, 2007 and December 31, 2006, and changes during the period and year then ended are as follows:

	September 30, 2007			December 31, 2006		
	Shares	Weighted Average Exercise Price	Weighted Average Remaining Life in Years	Shares	Weighted Average Exercise Price	Weighted Average Remaining Life in Years
Options outstanding, beginning of period/year	940,000	$ 0.70	3.59	715,500	$ 0.46	2.50
Exercised	(55,000)	(0.30)	-	(275,500)	(0.25)	-
Granted	865,000	0.65	-	500,000	0.80	-
Forfeited/cancelled	(25,000)	(0.30)	-	-	-	-
Options outstanding, end of period/year	1,725,000	$ 0.69	3.93	940,000	$ 0.70	3.59

The following table summarizes information about the stock options outstanding and exercisable at September 30, 2007:

Options Outstanding	Options Exercisable	Exercise Price	Expiry Date
250,000	250,000	$0.65	November 26, 2009
110,000	110,000	$0.65	October 21, 2010
500,000	500,000	$0.80	April 18, 2011
100,000	100,000	$0.64	May 30, 2012
765,000	755,000	$0.65	June 11, 2012
1,725,000	1,715,000		

4. SHARE CAPITAL (Continued)

Warrants

At September 30, 2007, the Company had outstanding purchase warrants exercisable to acquire 1,799,270 shares as follows:

Number	Exercise Price	Expiry Date
800,000	$0.65	February 6, 2008
416,666	$0.75	March 8, 2008
412,641	$0.75	April 3, 2008
225,000	$0.80	July 20, 2008 *
40,000	$0.75	July 20, 2008 *
545,192	$0.80	August 14, 2008
87,230	$0.80	August 14, 2008
2,526,729		

* These warrants are subject to an early expiration provision such that at any time after the date of closing, should the common shares of the Company trade on the TSX Venture Exchange at or above a weighted average trading price of $ 1.00 per share for 10 consecutive days, the Company may give notice to the holders of the warrants via a news release that the warrants will expire 30 days from the date of providing such notice.

Escrow Shares

There are 143,734 shares held in escrow.

5. CONTRIBUTED SURPLUS

	September 30, 2007	December 31, 2006
Balance, beginning of period/year	$ 467,842	$ 213,354
Additions		
Stock-based compensation	454,939	258,116
Agents compensation warrants	48,744	-
Reallocation of Agent's warrants/stock options exercised	-	(3,628)
Balance, end of period/year	$ 971,525	$ 467,842

Stock Based Compensation

During the current period, stock-based compensation has been recorded in the amount of $36,773 and included in contributed surplus. This amount relates to 60,000 options previously issued to investor relations professionals vested during the quarter.

Agent's Compensation Warrants

a. During the current period 40,000 agent's compensation warrants, granted as a finder's fee on a private placement, vested in the amount of $6,972 and are included in contributed surplus. The offsetting amount has been recorded as a reduction of share capital and included in issue costs.

5. CONTRIBUTED SURPLUS (Continued)

Agent's Compensation Warrants (Continued)

The above amount was calculated using the Black-Scholes model with the following weighted average assumptions:

Expected volatility	65.65%
Risk-free interest rate	4.71%
Expected life	1 year
Expected dividend yield	0%

b. During the current period 87,230 agent's compensation warrants, granted as a finder's fee on private placements, vested in the amount of $13,820 and are included in contributed surplus. The offsetting amount has been recorded as a reduction of share capital and included in issue costs.

The above amount was calculated using the Black-Scholes model with the following weighted average assumptions:

Expected volatility	95.78%
Risk-free interest rate	4.37%
Expected life	1 year
Expected dividend yield	0%

6. RELATED PARTY TRANSACTIONS

The Company had the following related party transactions during the nine month period ended September 30, 2007:

a. Management fees totalling $34,650 (2006 - $18,000) were incurred with corporations related to the Company by two common Directors. As at September 30, 2007, $5,830 of the management fees remained unpaid and is included in Accounts payable and accrued liabilities.
b. Geological fees totalling $14,223 (2006 - $18,639) have been incurred with a Director of the Company.
c. Accounting fees totalling $4,427 (2006 - $2,831) and consulting fees totalling $10,868 (2006 - $8,644) have been incurred with the Secretary of the Company.

These transactions are in the normal course of operations and have been valued in these financial statements at the exchange amount which is the amount of consideration established and agreed to by the related parties.

7. SEGMENTED INFORMATION

The Company's activities are all in the one industry segment of mineral property acquisition, exploration and development.

Property, automobile, equipment and furniture by geographical segment are as follows:

	Mali	Canada	Total
September 30, 2007			
Automobile, equipment and furniture	$ 7,849	$ 1,426	$ 9,275
Mineral properties, including deferred costs	4,659,988	26,563	4,686,551
	$ 4,667,837	$ 27,989	$ 4,695,826

7. SEGMENTED INFORMATION (Continued)

	Mali	Canada	Total
December 31, 2006			
Automobile, equipment and furniture	$ 10,128	$ 1,840	$ 11,968
Mineral properties, including deferred costs	3,535,590	1	3,535,591
	$ 3,545,718	$ 1,841	$ 3,547,559

	Mali	Canada	Total
For the period ended September 30, 2007			
Interest income	$ -	$ 8,070	$ 8,070
Future income tax	-	320,370	320,370
Expenses	(34,539)	(701,733)	(736,272)
	$ (34,539)	$ (373,293)	$ (407,832)

	Mali	Canada	Total
For the year ended December 31, 2006			
Interest income	$ -	$ 7,223	$ 7,223
Expenses	(42,855)	(519,137)	(561,992)
	$ (42,855)	$ (511,914)	$ (554,769)

8. SUPPLEMENTAL CASH FLOW INFORMATION

The Company incurred non-cash financing and investing activities during the period/year ended September 30, 2007 and December 31, 2006 as follows:

	September 30, 2007	December 31, 2006
Non-cash financing activities:		
Items affecting share capital:		
Finder's fee	71,424	
Future income tax	320,370	
Reallocation on agents warrants/stock options exercised	-	3,628
Contributed surplus	(71,424)	(3,628)
	$ 320,370	$ -

	September 30, 2007	December 31, 2006
Non-cash investing activities:		
Automobile, equipment and furniture – amortization	2,279	4,341
Deferred exploration costs - amortization	(2,279)	(4,341)
	$ -	$ -

GREAT QUEST METALS LTD.

Corporate Information

(As at November 28, 2007)

CORPORATE HEAD OFFICE

Suite 515, 475 Howe Street, Vancouver, British Columbia, Canada V6C 2B3
Telephone: 604-689-2882 Fax: 604-684-5854
Website: www.greatquest.com Email: info@greatquest.com

DIRECTORS & OFFICERS

Mr. Willis W. Osborne, President, CEO & Director
Mr. Victor J.E. Jones, CFO & Director
Mr. Mahamadou Keita, VP-Exploration & Director
Mr. Scott B. Hean, Director
Mr. Robert Veitch, Director
Ms. Jennifer Nestoruk, Corporate Secretary

INVESTOR RELATIONS

Great Quest Metals Ltd.

George Butterworth:	604-689-2882
Toll Free:	877-325-3838

STOCK EXCHANGE LISTINGS

TSX Venture Exchange (TSX-V)	Berlin-Bremin	Frankfurt Exchange
Trading Symbol "GQ"	Trading Symbol "GQM"	Trading Symbol "GQM"

SHARE CAPITAL

Authorized:	Unlimited
Issued:	22,158,396
Options:	1,525,000
Warrants:	2,526,729
Escrow:	143,734
Fully Diluted	26,210,125

12g3-2(b) Exemption #82-3116
Standard & Poor's Listed

TRANSFER AGENT & REGISTRAR

Computershare
510 Burrard Street, Vancouver, British Columbia, Canada V6C 3B9

LEGAL COUNSEL & RECORDS OFFICE

DuMoulin Black LLP
10th Floor, 595 Howe Street, Vancouver, British Columbia, Canada V6C 2T5

AUDITORS

MacKay LLP, Chartered Accountants
1100 – 1177 West Hastings Street, Vancouver, British Columbia, Canada V6E 4T5

END

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